UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 30, 2017

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lease Agreement

On October 25, 2017, Atlassian, Inc. (“Atlassian”) entered into a lease agreement (the “Lease”) with MV Campus Owner, LLC (the “Landlord”), to lease approximately 132,254 rentable square feet (the “Premises”) comprised of: (i) 67,000 rentable square feet comprising the entire building located at 301 E. Evelyn Avenue, Mountain View, California (“301 Premises”); (ii) 59,702 rentable square feet comprising the entire building located at 321 E. Evelyn Avenue, Mountain View, California (“321 Premises”); and (iii)  5,552 rentable square feet in the building located 331 E. Evelyn Avenue, Mountain View, California (“331 Premises”).  The 321 Premises and the 331 Premises will be delivered as of the effective date of the Lease and the 301 Premises will be delivered on March 1, 2018.  The Lease with respect to the entire Premises will expire ten years from the later of (i) the completion of certain work by Landlord to aesthetically rehabilitate the facade of the 301 Premises, (ii) four months from the delivery date of the 301 Premises, and (iii) October 1, 2018.  Atlassian has one seven-year option to extend the term of the Lease, and an option to lease additional space in the building located at 331 E. Evelyn Avenue, Mountain View, California. Atlassian also has the right to sublease, assign or transfer the Premises, subject to certain terms and conditions. Atlassian will pay monthly base rent amounts for the Premises ranging from $375,210 to $1,024,388 during the initial lease term, and cumulative base rent for the initial lease term will be approximately $107.9 million, reflecting annual rent increases of 3%. In addition to its monthly rent obligations, Atlassian will be responsible for certain operating costs and taxes associated with the Premises.

The foregoing summary of the Lease is qualified in its entirety by reference to the Lease, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Notice of Annual General Meeting

Atlassian Corporation Plc (the “Company”) is hereby filing its Notice of 2017 Annual General Meeting (the “Notice”), attached as Exhibit 99.1 to this report on Form 6-K and incorporated by reference herein. The Notice was included as part of the Company's shareholder mailing for its 2017 Annual General Meeting to be held on December 5, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 30, 2017	Atlassian Corporation Plc
(Registrant)

/S/ MURRAY J. DEMO
Murray J. Demo Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit Index

Exhibit Number        Exhibit Title
10.1             Lease, dated October 25, 2017, by and between MV Campus Owner, LLC, and Atlassian, Inc.
99.1             Notice of 2017 Annual General Meeting.